Exhibit 99.1

DouYu International Holdings Limited Announces Changes in Management

WUHAN, China, August 7, 2026 /GLOBE NEWSWIRE/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU) today announced the appointment of Ms. Simin Ren, currently Co-Chief Executive Officer, as its sole Chief Executive Officer and Mr. Jie Gao as the Company's Vice President of Investment, each effective as of August 7, 2026. Mr. Jie Gao was also appointed as a director of the Company’s board of directors (the “Board”), effective as of August 6, 2026. Mr. Shaojie Chen has tendered his voluntary resignation from his positions as the Company’s Chief Executive Officer and a director of the Board for personal reasons, effective as of August 6, 2026, without any dispute or disagreement with the Company.

The Company also announced that Ms. Simin Ren will serve as the Chairperson of the Board, and as a member and the Chairperson of both the Compensation Committee and the Nominating and Corporate Governance Committee of the Board. The Company continues to maintain normal business operations, and it does not expect the changes in management to have a material adverse effect on its business and results of operations.

Mr. Gao joined the Company in May 2014 as one of its first employees and has served as Investment Director since June 2018. Before that, Mr. Gao served as Assistant to the General Manager from May 2014 to October 2017, and as Investment Manager from October 2017 to June 2018. Mr. Gao received his bachelor’s degree from Hubei Business College in 2013.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment live streaming, a wide array of video and graphic content, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through the integration of live streaming, video, graphics, and virtual communities with a primary focus on games. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies and plans; general market conditions, in particular, the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Chenyang Yan DouYu International Holdings Limited Email: ir@douyu.tv Tel: +86 (10) 6508-0677	Andrea Guo Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente

Piacente Financial Communications

Email: douyu@tpg-ir.com

Tel: +1-212-481-2050

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